

October 26, 2010

Barth J. Wolf
Vice President, Chief Legal Officer and Secretary
Integrys Energy Group, Inc.
130 East Randolph Drive
Chicago, Illinois 60601

      Re: **Integrys Energy Group, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2009
              Filed February 26, 2010
              Definitive Proxy Statement on Schedule 14A
              Filed April 1, 2010
              Form 10-K/A for Fiscal Year Ended December 31, 2009
              Filed April 23, 2010
              Form 10-Q for Fiscal Quarter Ended June 30, 2010
              Filed August 5, 2010
              File No. 001-11337

Dear Mr. Wolf:

     We have completed our review of your filings and do not have any further comments at this time.

                Sincerely,

                H. Christopher Owings
                Assistant Director

cc: Peter D. Fetzer
       Foley & Lardner LLP